Exhibit (a)(1)(K)

FORM OF ACKNOWLEDGEMENT OF RECEIPT OF ELECTION FORM

For          [NAME]

Sonus has received your election form dated [      ], 2007, by which you made the following elections with respect to your eligible options under the Amended and Restated Sonus Networks, Inc. 1997 Stock Incentive Plan:

Option Date	Option Number	Number of Unexercised Shares Subject to the Eligible Option	Current Exercise Price Per Share	New Exercise Price Per Share (if offer is accepted)	Cash Payment Per Share (if offer is accepted)	Total Cash Payment (if offer is accepted)	Amend Entire Eligible Portion?
[ ]	[ ]	[ ]	$[ ]	$[ ]	$[ ]	$[ ]	☐ Yes	☐ No

If you change your mind, you may submit another election form by accessing the offer website at http://home/Departments/Legal/Pages/StockTenderOffer.aspx and completing a new election form no later than 5:00 p.m., Eastern Time, on Monday, September 10, 2007, unless extended by us.  If you have questions concerning the submission of your election form, please e-mail sknox@sonusnet.com and include your telephone number, and we will call you.  You may also call Sharon Knox at (978) 614-8572.

Our receipt of your election form is not by itself an acceptance of your election to amend.  For purposes of the offer, we will be deemed to have accepted valid elections that have been made and have not been properly withdrawn as of when we give notice to the eligible holders generally of our acceptance of elections.  We may issue this notice of acceptance by e-mail or other methods of communication. Your options with respect to which elections are accepted will be amended on the date and time immediately following the date and time that this offer expires, which is currently expected to be Monday, September 10, 2007 at 5:00 p.m., Eastern Time.  If the expiration of the offer is extended, the amendment date and time will be similarly extended.